Filed Pursuant to Rule 424(b)(3)

Registration No. 333-147706

Prospectus Supplement No. 2

(to prospectus dated December 19, 2007)

This Prospectus Supplement No. 2 supplements and amends the prospectus dated December 19, 2007, or the Original Prospectus, and the other Prospectus Supplement thereto, dated January 10, 2008, which we refer to collectively as the Prospectus.  The Prospectus relates to the sale from time to time of up to 4,600,000 shares of our common stock, par value $0.001 per share, by the selling stockholders identified in the Original Prospectus. We are not selling any shares of our common stock under the Prospectus or this Prospectus Supplement No. 2 and will not receive any of the proceeds from the sale of shares by the selling stockholders.

On March 17, 2008, we filed with the Securities and Exchange Commission a Current Report on Form 8-K relating to the adoption of the Optimer Pharmaceuticals, Inc. 2008 Incentive Compensation Plan which provides for the possible payment of cash bonuses to our executive officers and certain other employees.  The information set forth below supplements and amends the information contained in the Prospectus.  This Prospectus Supplement No. 2 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 2 supersedes the information contained in the Prospectus.

For a description of the plan of distribution of the resale shares, see “Plan of Distribution” beginning on page 26 of the Original Prospectus.

Our common stock is listed on the Nasdaq Global Market under the symbol “OPTR.” On March 14, 2008 the last reported sale price for our common stock was $6.45 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 1 of the Original Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 2 is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is March 17, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  March 12, 2008

OPTIMER PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-33291	33-0830300
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10110 Sorrento Valley Road, Suite C

San Diego, CA  92121
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (858) 909-0736

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain
Officers; Compensatory Arrangements of Certain Officers.

On March 12, 2008, the Compensation Committee of our Board of Directors adopted the Optimer Pharmaceuticals, Inc. 2008 Incentive Compensation Plan (the “Plan”).  The Plan provides for the payment of cash bonuses to our Chief Executive Officer, Vice Presidents, and director and associate director-level employees. Under the Plan, each participant is assigned a target bonus equal to a percentage of annual salary.  Actual bonuses paid under the Plan are based on the achievement of pre-established corporate and individual goals.  For Plan participants other than our Chief Executive Officer, 75% of overall goal achievement is based on corporate goals and 25% is based on individual goals.  Any bonus paid to our Chief Executive Officer under the plan is based entirely on the achievement of corporate goals. All Plan participants have the same corporate goals, which are recommended by our Chief Executive Officer and approved by our Compensation Committee.  Individual goals are established by our Chief Executive Officer upon consultation with senior staff. The degree to which corporate goals have been met is determined by our Compensation Committee, and the degree to which individual goals have been met will be recommended by our Chief Executive Officer and approved by the Compensation Committee, in both cases after the end of our fiscal year.

The target award for our Chief Executive Officer, Vice Presidents, director-level employees, and associate director-level employees is 50%, 35%, 25% and 20% of annual salary, respectively.  The Compensation Committee may grant awards that exceed the target awards in the case of exemplary achievement.  For any plan participant, both corporate and individual goals, as applicable, must be achieved at a minimum 75% level for any award to take place.  In addition, Plan participants must have been employed by us prior to July 1 of any Plan year to be eligible for an award in such year.  Plan participants that were hired after January 1 and before July 1 of any Plan year will have their award pro-rated in such year. If a Plan participant is terminated during the year, he or she will not be entitled to participate in the Plan for that year, except if the termination is due to death or disability, in which case the participant will be eligible to participate on a pro rated basis.  In the event that we undergo a change in control, it will be assumed that 100% of corporate and individual goals have been met and each Plan participant will be entitled to the resulting award, pro rated to the date of the change in control.

Our Compensation Committee also approved corporate goals under the Plan for 2008.  The corporate goals relate to the development of our internal clinical programs, the in-licensing of certain anti-infective product candidates and other business development efforts.

The above description is qualified in its entirety by reference to the summary of our 2008 Incentive Compensation Plan attached hereto as Exhibit 99.1 and incorporated by reference.

Item 9.01.  Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit No.	Description

99.1	Summary of Optimer Pharmaceuticals, Inc. 2008 Incentive Compensation Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OPTIMER PHARMACEUTICALS, INC.

Dated: March 17, 2008	By:	/s/ John D. Prunty
John D. Prunty Chief Financial Officer (Duly Authorized Officer and Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description

99.1	Summary of Optimer Pharmaceuticals, Inc. 2008 Incentive Compensation Plan

Exhibit 99.1

Summary of Optimer Pharmaceuticals, Inc.

2008 Incentive Compensation Plan

Optimer Pharmaceuticals, Inc. (the “Company”) has adopted this 2008 Incentive Compensation Plan (the “Plan”) as an incentive compensation program for its Chief Executive Officer, Vice Presidents and director and associate director-level employees.

Plan Governance

The Compensation Committee (the “Compensation Committee”), appointed by the Board of Directors of the Company (the “Board”), is responsible for administrating the Plan. The Compensation Committee’s primary responsibilities are to ensure that measurable goals are established and to determine the degree to which Corporate goals have been achieved.  The Compensation Committee at any time, and from time to time, may amend, suspend or terminate the Plan.

Establishment of Goals

The Compensation Committee will work with the Chief Executive Officer and approve corporate objectives.  The Chief Executive Officer will work with remaining senior level Optimer staff in establishing individual goals.

Plan Year

Each Plan year will end on December 31 of the applicable year.

Minimum Achievement Level

75% of both corporate goals (the “Corporate Goals”) and individual goals (the “Individual Goals”) must be achieved for any awards to take place.

Goal Achievement Percentage

The “goal achievement percentage” represents the degree to which the performance goals have been met.

The Compensation Committee will decide the percentage of Corporate Goals achieved.  100% of the Chief Executive Officer’s incentive will be based on Corporate Goal achievement.  For all other positions, Corporate Goal achievement will be weighted 75% of the total payment and 25% of will be based on Individual Goal achievement.  The percentage of Individual Goals achieved will be recommended by the Chief Executive Officer and approved by the Compensation Committee.  The percentage of Corporate Goals or Individual Goals achieved will be referred to as “the percentage of goals achieved”.

The following table summarizes the target award available to each level of position in the Company.  The target award percentage can be received if 100% of the Corporate Goals AND 100% of the Individual Goals have been met and length of service requirements have been met. The award amounts are determined by multiplying each employee’s year-end base salary by their target award percentage.  In the event of exemplary achievement, the Compensation Committee may, in its discretion, pay an award under the Plan which exceeds an individual’s target award.

Position	Max Award Percentage	Payment Based on achievement in
Chief Executive Officer	50%	100% on Corporate Goals
Vice President	35%	75% Corporate/25% Individual Goals
Sr. Directors & Directors	25%	75% Corporate/25% Individual Goals
Associate Directors	20%	75% Corporate/25% Individual Goals

Length of Service, Eligibility And Partial-Year Participation

An employee must maintain an average of “meets expectations” in their individual performance review, or otherwise be considered to perform their duties in a satisfactory manner, in order to maintain eligibility.

Senior level employees must be hired prior to July 1st in any Plan year to be eligible to participate in the Plan in that Plan year.  Senior level employees hired within a Plan year, but prior to July 1st are eligible to participate in the Plan as of their first day of employment, but the bonus payment will be prorated for days worked in that Plan year.

Regular employment does not include leaves of absence.  Payout will be prorated for time off due to a personal or medical leave of absence in excess of two weeks.

Calculation of Award

The award amounts are determined by multiplying each employee’s “year-end base salary” by their “target award percentage”.   For all positions other than Chief Executive Officer (who’s award is based solely on Corporate Goal achievement) 75% of the target award is based on the Corporate Goal achievement and 25% is based on Individual Goal achievement.  Actual awards are determined by multiplying the target awards based on corporate and individual goal achievement by the applicable “goal achievement percentage”, provided that the Compensation Committee may grant an award which exceeds an individual’s target award amount in the case of exemplary achievement.  If the employee was hired in the Plan year, the award total is then multiplied by the number of days the employee participated in the Plan and divided by 365.

Termination during plan year

If a participant’s employment is terminated during a Plan year for reason of death or disability, the award will be determined based on performance as of the end of the Plan year.  The final award will be calculated by multiplying the full year award amount by the number of days of employment during the performance period divided by 365. If a participant’s employment is terminated during a Plan year for any reason other than death or disability, the participant will not be eligible for participation in the Plan for such Plan year.

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Change in Control

In the event of a Qualified Change in Control of the Company (defined below), each participant will receive a pro rata share of the annual bonus for the year in which the Qualified Change in Control occurs, calculated on the basis of each participant’s target award for that year and on the assumption that all performance goals have been or will be achieved at 100%.  For this purpose, the pro rata share will be calculated by dividing the number of days employed during the performance period prior to the Qualified Change in Control by 365.  The bonus amount so determined will be paid to participants within 15 days of the Qualified Change in Control.  After the payments of the bonus amounts following such Qualified Change of Control, the Plan shall terminate in its entirety.

Qualified Change in Control means the occurrence of any of the following events:

Any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities; or

The consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets; or

A change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors.  “Incumbent Directors” means directors who either (A) are Directors as of the effective date of the Plan, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

Administration

Notwithstanding any other provision of this Plan, the Company reserves the right to modify this Plan in any way and at any time, retroactively or prospectively, with or without cause provided however, that the Company may not modify, cancel or amend this Plan following the consummation of a Qualified Change of Control.  Nothing in this Plan shall be deemed an employment contract or to provide any rights to continued employment or the payment of any amount, regardless of performance.  The Board or the Compensation Committee shall have the power to construe and interpret the Plan and to establish, amend and revoke rules and regulations for its administration.  The Board or the Compensation Committee, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

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